
Mail Stop 4631

June 22, 2010

via U.S. mail and facsimile

Frank J.M. ten Brink, CFO
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

> **RE: Stericycle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 8-K Filed on February 4, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 0-21229**

Dear Mr. ten Brink:

We have reviewed your response letter dated June 11, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 4 – Acquisitions and Divestitures, page 44

1. We note your response to comment 9 in our letter dated March 25, 2010, and comment 1 in our letter dated May 27, 2010, in which you believe you have made all significant disclosures under ASC 805-10-50. Based on your disclosures in Note 4, we note that you acquired MedServ, Inc. on or after November 30, 2009, for total consideration of $182.5M, of which $4.2M was allocated to the assets you are

required to divest. This allocation leaves $178.3M for the remainder of the business, which is 10% of 2008 total assets. Please provide us with an explanation as to how you determined disclosures other than the consideration paid and the required divestment were not needed for this acquisition. As part of this explanation, please provide us with your purchase price allocation for the MedServ, Inc. acquisition. Please also provide us with the pro forma revenues and net income for fiscal year 2009 contemplated by ASC 805-10-50-2.h. (paragraph 68.r. of SFAS 141R). Given the significant number of acquisitions, there is a concern that the existing disclosures do not enable investors to fully understand the impact of such transactions on the asset and liability balances reflected on your Balance Sheets. Consequently, this impairs an ability to assess your accounts receivable account variances in relation to the corresponding revenue variances. It appears that expanded disclosures may be useful in your future filings consistent with the guidance in Instruction 4 to Item 303(A) of Regulation S-K, and ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50.

2. In any period in which a material amount of goodwill is acquired, please identify the acquiree in MD&A and quantify the corresponding amount of goodwill recognized. A material amount of acquired goodwill would presumably be equivalent to an amount that would be reasonably likely to materially impact your operating results in event of subsequent impairment. See Section 501.02 of the Financial Reporting Codification and note for future filings.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746, or in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief